

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Moshe Mizrahy
Chief Executive Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam, 2069206, Israel

> **Re: InMode Ltd.**
> **Form 20-F for Fiscal Year December 31, 2019**
> **Filed February 18, 2020**
> **File No. 001-39016**

Dear Mr. Mizrahy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year December 31, 2019

Operating and Financial Review and Prospects
Operating Results
Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018, page 68

1. Please revise your future filings to more clearly disclose the reasons for the changes in your results of operations between periods and address the following:
   - Expand your disclosure of operating results to quantify the extent to which increases in sales volumes versus prices contributed to the increases in net sales and cost of sales.
   - Expand your disclosure to quantify the impact of other factors you identified as contributing to fluctuations in the line items impacting net income. For example, you attribute the increase in research and development expense to an increase in cost of

   raw materials and subcontractors and an increase in spending on clinical studies
   without quantifying the increase of each item.
- Refer to Item 303(a)(3)(iii) of Regulation S-K and Rule Release 33-8350 for
guidance.

<u>Liquidity and Capital Resources</u>
<u>Cash Flows</u>
<u>Net Cash Provided by Operating Activities, page 72</u>

2. In future filings, please expand your disclosure of cash provided by operating activities to
quantify and discuss the underlying reasons for the changes in working capital items
reported in your Statements of Cash Flows. Refer to FRC Section 501.13.b and 13.b.1 for
guidance.

 We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

 You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Kevin Vaughn,
Branch Chief, at (202) 551-3494, if you have questions regarding comments on the financial
statements and related matters.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences